ARS
PE 12/31/04

OCONEE FINANCIAL CORPORATION

2004

ANNUAL REPORT

OCONEE STATE BANK

Table of Contents

Corporate Profile

Oconee Financial Corporation ("Oconee"), a registered bank holding company, was incorporated under the laws of Georgia in 1998 and commenced operations by acquiring 100% of the outstanding shares of Oconee State Bank (the "Bank") effective January 1, 1999. Oconee is the Bank's successor issuer after the aforementioned acquisition. All of Oconee's activities are currently conducted by the Bank, it's wholly-owned subsidiary, which was incorporated under the laws of Georgia in 1959 and opened its doors for business in Watkinsville, Georgia on February 1, 1960. The Bank's executive offices are located at 35 North Main Street, Watkinsville, Georgia 30677. At December 31, 2004, the Bank's total assets were $256,864,514 with shareholders' equity of $22,335,081.

At December 31, 2004, Oconee had 670 shareholders of record holding 899,885 shares of Oconee's issued and outstanding common stock, $2.00 par value. At the present time, there is no established public trading market for Oconee's common stock. Management is aware of 35 trades of stock in 2004, aggregating 1,980 shares in blocks ranging from 1 share to 300 shares at prices ranging from $72.00 to $85.00 per share. Management is aware of 49 trades of stock in 2003, aggregating 3,841 shares in blocks ranging from 2 shares to 1,000 shares at prices ranging from $50.00 to $75.00 per share.

In 2004 and 2003, Oconee declared cash dividends of $899,885 ($1.00 per share) payable to shareholders of record on December 31 of each year. Cash dividends for 2003 represented a payment of 33.6% of net income for the year compared to 34.5% for 2002. The amount and frequency of dividends is determined by Oconee's Board of Directors in light of earnings, capital requirements and the financial condition of the Bank.

The Bank is a community oriented full-service commercial bank, located in Oconee and Athens-Clarke County, Georgia, with five full-service banking offices. In addition to the main office in Watkinsville, the Bank has a branch in Bogart, located on U.S. Highway 78 at Mars Hill Road, a branch located on U.S. Highway 441, which serves the Friendship community, a branch in Athens located on North Milledge Avenue, and an in-store branch in the East Athens Wal-Mart Supercenter located on Lexington Road in Athens. In addition to these branch locations, the Bank also has five automated teller machines and two cash dispensing machines located at various locations within Oconee and Athens-Clarke County. The Bank is committed to providing a full range of financial products and services for consumers and small to medium-sized businesses in Oconee and surrounding counties, while striving daily to live up to its motto as "The Bank of Friendly Service."



Dear Shareholders,

In reflecting over the past 10 years that I have had the honor of serving as President of Oconee State Bank, I have seen many changes within the banking environment. The past year has been no exception. In order to better position ourselves for future prosperity and growth, we made a conscious effort to focus on credit quality as opposed to growth for the sake of growth, as well as placing an emphasis on improving our physical infrastructure and staff alignment in order to improve our competitive edge in the years to come. As a result of this reduction of risk on our balance sheet, our growth for the year was not as aggressive as we have seen in the past few years. Total assets ended the year at $256.9 million, an increase of $4.9 million over year-end 2003. Total loans increased by $14.8 million during 2004, while total deposits increased $3.2 million. Net income for 2004 was $2,530,536, a decrease of $147,559 from 2003. While we were disappointed in our earnings performance, we will begin to see the benefits of the decisions made in 2004 in the coming years through increased earnings and return to you, our shareholders.

One of our most notable achievements in the past year was the relocation of the Bank's support staff to our new operations center. In December, we officially named the building the H. Mell Wells Operations Center in memory of Mell. Mell had envisioned the need for a facility such as this 20 years ago. We felt that it was appropriate to honor Mell and his visionary thinking by naming the building after him. One of the areas of the Operations Center that we are most proud of is our training suite. We have state of the art facilities that will allow our employees to be trained through various media types. In honor of one of our first employees, we named our training facility "The Rosella E. Hansford Learning Center." For many years, Rosella served as the entire training department of the bank in addition to her everyday duties. She trained all of our new employees, including myself, on how to do things "the Oconee State Bank way." Even though our training process is much more defined and our facilities more up to date, we still strive to develop within our employees the pride in and commitment to Oconee State Bank that Rosella had. The Operations Center has been enjoyed by the staff members who occupy it, and we look forward to this facility serving the needs of our support staff in the years to come.

In an effort to expand our customer base and to attract new customers, we transitioned our branch located at 500 North Milledge Avenue in Athens to a full-service branch. Previously, this branch had been used as a loan production office, serving our loan customers in the Athens market. After some market research, we expanded these services to include deposit services as well. We expect that this move will attract additional market share within the Athens market.

While our physical resources are important to our continued success, we realize that without our dedicated employees, this success would not be possible. Our Board of Directors recently recognized the hard work and commitment of some of these employees with well-deserved promotions. Steven Rogers was promoted to Vice President and Controller. Steven has been with the Bank since 1997 and is responsible for the accounting, internal audit and financial reporting functions of the Bank. Also, we had five employees who were elected to officer positions for the first time. Kristi Greer was named Training Officer. Kristi has been with the Bank since 1999 and coordinates the training and education of all of the Bank's more than 115 employees. Kerrie Loomis was named Banking Officer. Kerrie is the manager of the Wal-Mart East in-store branch and has been with the Bank since 2003. Kerry McKinnon was also named Banking Officer. Kerry joined the Bank in 1990 and manages the collections function within the loan group. Dawn Perry was named IT Officer. Dawn has been with the Bank since 1996 and manages the Information Technology and Proof departments. Finally, Sandi Riddling was named Banking Officer. Sandi manages the Loan Operations department and has been with the Bank since 1996. We thank each of these employees for their contributions to Oconee State Bank and look forward to their expanded roles within the organization in the years to come.

In April 2004, Rob Matthews joined the bank as Vice President and Commercial Loan Officer. Rob came to us with 20 years of banking experience and his office is located at our Main Branch in Watkinsville. We also welcomed Joe Crosland as Vice President and Commercial Loan Officer. Joe joined us with 9 years of banking experience. His office is currently located at the Bogart Branch. In October, we were fortunate to add Sara Story to our team as Assistant Vice President and Mortgage Loan Officer. Sara brings 19 years of banking experience to us. She joined the staff at our Athens Branch on Milledge Avenue. We are excited about the new ideas and opportunities that these three individuals have brought with them to make the Oconee State Bank team even stronger.

In September, Elaine Cape retired after 35 years with Oconee State Bank. Elaine held several different positions during her tenure with the Bank. At the time of her retirement, she served as Operations Control Manager, overseeing the internal audit and internal control functions of the Bank. Elaine's banking knowledge and dedication to Oconee State Bank were tremendous assets to this organization. We thank Elaine for her many valuable contributions to Oconee State Bank over the years and wish her much happiness in her retirement.

Ted Evans retired as a member of our Board of Directors effective December 31, 2004. Mr. Evans served on our board since 1984 and was instrumental in overseeing the growth of our organization throughout the 20 years that he served. We thank him for his many years of dedicated service and wish him the best in his retirement. In February, Tom Wilson was appointed by the Board to serve out the remainder of Mr. Evans' term. We are excited about the new ideas that Tom has brought to the Board and look forward to his continued contributions in his role as a director.

While we have seen many changes during the past year, one thing remains constant with Oconee State Bank. We will not falter on our commitment to our community, our customers, our employees, and our shareholders. Thank you for your continued support of this organization, and I look forward to the opportunities and challenges that lie ahead of us in this ever-changing time in which we operate.

Sincerely,

B. Amrey Harden
President and Chief Executive Officer
March 15, 2005

	Years Ended December 31, 2004	2003	Percent Change
	(Dollars in thousands, except per share data)		
For the Year			
Net income	$ 2,531	$ 2,678	(5.5%)
Cash dividends paid	900	900	---
Per share:			
Net income	2.81	2.98	(5.7%)
Cash dividends paid	1.00	1.00	---
Book value	24.82	23.06	7.6%
At Year End			
Total assets	256,865	251,956	1.9%
Earning assets	243,691	237,342	2.7%
Investment securities	46,732	53,475	(12.6%)
Loans	186,065	171,151	8.7%
Reserve for loan losses	2,531	2,669	(5.2%)
Deposits	231,753	228,621	1.4%
Shareholders' equity	22,335	20,754	7.6%
No. of shares outstanding	899,885	899,885	---
Full-time equivalent employees	92.0	90.0	2.2%
Financial Ratios			
Return on average assets (ROA)	1.01%	1.03%	
Return on average equity (ROE)	11.58%	13.21%	
Net interest margin	4.26%	3.67%	


NET INCOME
(THOUSANDS)
3,000
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004


TOTAL ASSETS
(MILLIONS)
300
250
200
150
100
50
0
2000
2001
2002
2003
2004


DIVIDENDS PER SHARE
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2000
2001
2002
2003
2004


TOTAL LOANS
(MILLIONS)
200
180
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004


TOTAL DEPOSITS
(MILLIONS)
250
200
150
100
50
0
2000
2001
2002
2003
2004

This analysis of Oconee has been prepared to provide insight into the financial condition of the Company, and addresses the factors which have affected the Company's results of operations. The Company's financial statements and accompanying notes which follow are an integral part of this review and should be read in conjunction with it.

Selected Financial Information

		2004	2003	2002	2001	2000
		(Amounts in thousands except per share data)				
Net interest income	$	10,003	9,033	8,665	8,022	7,887
Other operating income	$	2,217	3,003	2,504	1,922	1,377
Provision for loan losses	$	394	645	555	300	387
Net income	$	2,531	2,678	2,612	2,393	2,467
Net income per common share	$	2.81	2.98	2.90	2.66	2.74
Total assets	$	256,865	251,956	246,286	212,524	181,925
Cash dividends declared per common share	$	1.00	1.00	1.00	1.00	1.10

RESULTS OF OPERATIONS

Net Interest Income

The Company's earnings depend to a large degree on net interest income, which is the difference between the interest income received from its earning assets (such as loans, investment securities, federal funds sold, etc.) and the interest expense that is paid on deposit and other liabilities.

Net interest income in 2004, which was $10,003,000, increased by $970,000, or 9.7%, over 2003. Net interest income improved as a result of a decrease in interest income of $784,000 outpaced by a decrease in interest expense of $1,754,000. These decreases were due primarily to a decrease in average interest-earning assets of $11,348,000 in 2004 as compared to 2003. Average balances in Federal funds sold during 2004 were $8,737,000 lower than 2003 levels. This decrease is due to the Bank's efforts to build up Federal funds sold during 2003 in order to repay a Federal Home Loan Bank advance of $13,300,000 that matured in August 2003. Average loans outstanding during 2004 were $4,484,000 lower than 2003. Although year-end totals for loans show an increase of $14,914,000, the average balance was lower due to the fact that the majority of this loan increase occurred during the third and fourth quarter of 2004. The decrease in interest expense is primarily due to a $1,135,000 decrease in interest expense on time deposits and a decrease of $553,000 in interest expense on Federal Home Loan Bank advances. The decrease in interest expense on time deposits is a result of average balances in time deposits decreasing $14,903,000 from 2003 to 2004. The decrease in interest expense on Federal Home Loan Bank advances is due to the full repayment of the $13,300,000 advance in August 2003.

Net interest income in 2003, which was $9,033,000, increased by $368,000, or 4.2%, over 2002. Net interest income improved as a result of a decrease in interest income of $454,000 offset by a decrease in interest expense of $822,000. The decrease in interest income was due primarily to a decrease in interest income on loans as a result of a lower interest rate environment. The decrease in interest expense was a result of lower interest rates being paid on interest-bearing deposits as well as a reduction in interest expense on a Federal Home Loan Bank advance which was paid in full in August, 2003.

Provision for Loan Losses

Provisions for loan losses are charged to income in order to bring the total allowance for loan losses to a level deemed appropriate by management of the Company based on factors such as management's judgment as to potential losses within the Company's loan portfolio including the valuation of impaired loans, loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies and management's assessment of the quality of the loan portfolio and general economic climate.

The provision for loan losses in 2004 was $394,000 compared to $645,000 in 2003. The decrease in the provision for loan losses was primarily attributable to a build-up of reserves during 2003 as a result of increases in loans that were classified as substandard or doubtful during 2003.

The allowance for loan losses represented approximately 1.36% of total loans outstanding at December 31, 2004 compared to 1.56% at December 31, 2003. Net charge-offs for 2004 were $532,000 compared to $75,000 during 2003. Net charge-offs as a percentage of the provision for loan losses were 135.0% and 11.6% for the years ended December 31, 2004 and 2003, respectively. The increase in net charge-offs for 2004 was a primarily attributable to four large charge-offs totaling $557,000.

A management loan review function is utilized by the Company which is supplemented by the use of an outside loan review specialist. In addition to reviews by senior lending officers, all relationships of $1,000,000 or more are reviewed annually by the outside loan review specialist, as well as a sampling of relationships between $200,000 and $999,999. Loans are placed into various loan grading categories which assist management in developing lists of potential problem loans. These loans are regularly monitored by the loan review process to ensure early identification of repayment problems so that adequate allowances can be made through the provision for loan losses. Management believes that these levels of allowance are appropriate based upon the Company's loan portfolio and current economic conditions.

The provision for loan losses in 2003 was $645,000 compared to $555,000 in 2002. The increase in the provision for loan losses was primarily attributable to the need for a higher provision due to an increase in loans that were classified as substandard or doubtful by examiners during 2003. The allowance for loan losses represented approximately 1.56% of total loans outstanding at December 31, 2003 compared to 1.17% at December 31, 2002. Net charge-offs for 2003 were $75,000 compared to $268,000 during 2002.

Non-Interest Income

Other income of $2,217,000 in 2004 decreased from 2003 by $786,000 or 26.2% due primarily to a decrease of $1,050,000 in mortgage banking income, offset by an increase in miscellaneous income of $250,000 and an increase in gains on sales of investment securities of $47,000. The decrease in mortgage banking income reflects an expected return of mortgage loan demand to historical levels as compared to the previous two years as a result in the lessened demand for refinancing of mortgage loans. The increase in miscellaneous income is primarily due to the gains on the sales of three office condominium units totaling $195,000. The condominiums were sold when they were vacated by the Bank's operations and support personnel upon their move to the Operations Center in May.

Other income of $3,003,000 in 2003 increased from 2002 by $499,000 or 19.9% due primarily to an increase in mortgage banking income of $369,000 or 33.0% along with an increase of $55,000 or 5.5% in service charges on deposit accounts. Mortgage banking income increased because of continued strong demand for refinancing of existing mortgage loans due to low interest rates. Mortgage loan volume was $59,359,000 and $72,965,000 for the years ended December 31, 2002 and 2003, respectively. Service charges on deposit accounts increased because of growth in the number of the Bank's deposit accounts. Demand for mortgage loans slowed during the final three months of 2003 but mortgage loan volume returned to historical levels during 2004.

Non-Interest Expense

Other expenses of $8,281,000 in 2004 increased by $634,000 or 8.3% over 2003. The increase in other expenses is primarily attributable to increases in occupancy and furniture and equipment expense of $257,000, outside service fees of $127,000 and salaries and employee benefits expense of $98,000. The increase in occupancy and furniture and equipment expense is primarily attributable to expenses associated with the Bank's new Operations Center, which was completed and began operating during 2004. The increase in outside service fees is primarily attributable to an increase in ATM processing fees as a result of a new contract that was entered into during late 2003. The increase in salaries and employee benefits expense is primarily due to merit increases for employees.

Other expenses of $7,647,000 in 2003 increased by $798,000 or 11.7% over 2002. The increase in other expenses was primarily attributable to an increase in salaries and employee benefits expense of $442,000 or 10.3%. This increase was primarily attributable to an increase in compensation earned by the Bank's commission-based mortgage loan originator and merit increases for existing employees. Also, other operating expenses increased by $235,000 or 14.3% primarily due to a $93,000 increase in outside service fees and an increase of $79,000 in loan collection expenses.

Income Tax Expense

The Company's effective tax rates were 29%, 28% and 31% for the years ended December 31, 2004, 2003, and 2002, respectively. The decrease in 2003 was due to a State of Georgia retraining tax credit that the Bank received as a result of training staff members on various technology initiatives.

ANALYSIS OF FINANCIAL CONDITION

Summary

During 2004, average total assets decreased $10,240,000 (3.9%) from 2003. Average deposits decreased $3,151,000 (1.4%) in 2004 from 2003. Average loans decreased $4,484,000 (2.5%) in 2004 over 2003. Although average balances show declines in 2004, year-end balances reflect increases due to strong growth during the final two quarters of 2004.

Year-end balances at December 31, 2004 and 2003 reflect an increase in total assets of $4,909,000 (1.9%) from 2003 to 2004. Total deposits increased $3,132,000 (1.4%) from 2003 to 2004. Total loans increased $14,914,000 (8.7%) from 2003 to 2004. Time deposits decreased $3,150,000 (3.5%) from 2003 to 2004 while all other deposit accounts increased $6,282,000 (4.5%) from 2003 to 2004.

Investment Securities

All of the Company's investment securities are held in the available-for-sale ("AFS") category. At December 31, 2004, the market value of AFS securities totaled $46,732,000, compared to $53,475,000 and $38,899,000 at December 31, 2003 and 2002, respectively. The decrease in investment securities from 2003 to 2004 is due to maturities within the portfolio during 2004 that were reinvested in higher-yielding loans as opposed to investment securities. The following table presents the market value of the presently held AFS securities for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Available for sale			
State, county and municipal	$ 16,901,346	$ 18,165,794	$ 14,786,132
United States Treasuries and Government agencies	17,670,308	19,300,929	15,099,712
Mortgage-backed	10,662,410	14,508,176	8,513,393
Other debt securities	1,497,500	1,500,000	500,000
Totals	$ 46,731,564	$ 53,474,899	$ 38,899,237

Loans

The loan portfolio is the largest category of the Company's earning assets and is comprised of commercial loans, real estate mortgage loans, real estate construction loans and consumer loans. The Company conducts primary lending through its branches in Oconee and Athens-Clarke counties, Georgia, while its secondary lending market consists of those counties contiguous with Oconee County, including Clarke, Greene, Morgan, Walton, Barrow and Oglethorpe, and to Madison County, which is not contiguous to Oconee County, but is part of the Athens Standard Metropolitan Statistical Area.

As of December 31, 2004, loans outstanding were $183,534,000, an increase of $15,052,000 or 8.9% over the December 31, 2003 balance of $168,482,000. This increase was primarily attributable to the purchases of participations in loans from another financial institution totaling $15,130,000 during 2004. These participations were in development loans and were purchased from the originating bank due to the total amount of each loan exceeding the legal lending limit of the originating institution.

Non-performing Assets

Non-performing assets, comprised of non-accrual loans, other real estate owned, other repossessed assets and loans for which payments are more than 90 days past due, totaled $6,983,000 at December 31, 2004 compared to $3,163,000 at December 31, 2003. This increase is attributable to an increase in loans more than 90 days past due of $4,481,000 offset by a decrease in nonaccrual loans of $423,000 and a decrease in other real estate owned and repossessions of $237,913. The increase in loans 90 days past due is due to two loans totaling $4,788,000 that were past due more than 90 days at December 31, 2004. One of these loans, in the amount of $3,146,000 was in the process of renewal at December 31, 2004. The loan was unable to be renewed prior to December 31, 2004 because one of the guarantors of the debt was on an extended trip out of the country. The collateral for the other loan, the balance of which was $1,642,000 at December 31, 2004, was under contract to be sold. Upon the sale of the collateral, the bank will receive the funds for repayment of the loan. There were no related party loans which were considered non-performing at December 31, 2004.

Management regularly monitors the loan portfolio to ensure that all loans potentially having a material adverse impact on future operating results, liquidity or capital resources have been classified as non-performing. Should economic conditions deteriorate, the inability of distressed customers to service their existing debt could cause higher levels of non-performing loans.

Deposits

The Company uses deposits primarily to fund its loan and investment portfolios. The Company offers a variety of deposit accounts to individuals and businesses. Deposit accounts include checking, savings, money market and time deposits. As of December 31, 2004, total deposits were $231,753,000, an increase of $3,132,000 or 1.4% over the December 31, 2003 balance of $228,621,000. The increase in deposits is primarily attributable to an increase in non-interest bearing demand deposits of $1,640,000 and an increase in savings deposits of $4,082,000, offset by a decrease in time deposits of $3,150,000.

Time deposits in amounts of $100,000 or more totaled $22,028,000, $19,104,000 and $27,709,000 at December 31, 2004, 2003 and 2002, respectively.

Transactions with Related Parties

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. At December 31, 2004, the Company had loans outstanding to related parties of $5,519,000 and deposits of related parties were $12,188,000.

Liquidity

The Company must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Company keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of the Company to monitor its liquidity to meet regulatory requirements and local funding requirements.

The Company maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Company has arrangements with correspondent banks for short term unsecured advances of up to $7,000,000. Additional liquidity is provided to the Company through Federal Home Loan Bank (FHLB) advances.

Cash and cash equivalents decreased $2,241,000 to a total of $15,753,000 at year-end 2004 as cash provided by operating activities and financing activities was outpaced by amounts used by investing activities. Cash inflows from operations totaled $4,985,000 in 2004, while inflows from financing activities totaled $2,523,000, most of which were net deposit increases during 2004 of $3,133,000, offset by cash dividends paid during 2004 of $900,000.

Investing activities used $9,745,000 of cash and cash equivalents, principally composed of net advances of loans to customers of $15,447,000 and purchases of investment securities of $11,682,000, offset by proceeds from calls and maturities of investment securities of $15,358,000.

Contractual Obligations and Off-Balance Sheet Arrangements

For maturity and repricing information regarding the Company's contractual obligations, please see the table under the heading "Asset/Liability and Interest Rate Sensitivity Management."

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet. The contract amounts of those instruments reflect the extent of exposure the Company has in particular classes of financial instruments. At December 31, 2004, the contractual amounts of the Company's commitments to extend credit and standby letters of credit were $33,388,000 and $1,207,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and because they may expire without being drawn upon, the total commitment amount of $33,388,000 does not necessarily represent future cash requirements. Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

See note 9 to the consolidated financial statements for further discussion of these risks and contractual commitments.

Capital Resources

The Company continues to maintain capital ratios required to be deemed well capitalized. The following table presents the Company's regulatory capital position at December 31, 2004.

	Risk-Based Capital Ratios Actual as of December 31, 2004
Tier 1 Capital	10.8%
Tier 1 Capital minimum requirement	4.0%
Excess	6.8%
Total Capital	12.0%
Total Capital minimum requirement	8.0%
Excess	4.0%

	Leverage Ratio As of December 31, 2003
Tier 1 Capital to average total assets	8.5%
Minimum leverage requirement	4.0%
Excess	4.5%

The following table sets out certain ratios of the Company for the years indicated.

	2004	2003	2002
Net income to:			
Average stockholders' equity	11.58%	13.21%	14.27%
Average assets	1.01%	1.03%	1.16%
Dividends to net income	35.56%	33.60%	34.45%
Average equity to average assets	8.76%	7.81%	8.13%

For further discussion of the actual and required capital ratios of the Company, see note 11 to the consolidated financial statements.

Inflation

Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. The Company copes with the effects of inflation through the management of its interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs, and through managing its level of net earnings relative to its dividend payout policy.

Asset/Liability and Interest Rate Sensitivity Management

It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by local individuals, partnerships and corporations. The objective of this policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to the Board of Directors of the Bank on a monthly basis.

The absolute level and volatility of interest rates can have a significant impact on Oconee's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates, in order to achieve Oconee's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

Oconee uses income simulation modeling as a tool in measuring interest rate risk and managing interest rate sensitivity. Simulation modeling considers not only the impact of changing market rates of interest on future net interest income, but also other potential causes of variability.

Interest rate sensitivity is a function of the repricing characteristics of Oconee's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest earning assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structures of assets and liabilities and their repricing characteristics during periods of change in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in Oconee's current portfolio that are subject to repricing at various time horizons: immediate; one to three months; four to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest rate sensitivity gap.

One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by citing all liabilities that reprice or taking all assets that reprice or mature within a given time frame and subtracting all liabilities that reprice or mature within that time frame. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing.

A negative gap (more liabilities repricing than assets) generally indicates that the bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank's net interest income will decrease if rates fall and will increase if rates rise.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004 that are contractually maturing, prepaying or repricing in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Investment securities are reported based on the adjusted cost basis. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The Company's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven the rates of these deposits to be more stable over the course of a year.

Certain shortcomings are inherent in the method of analysis presented in the following table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features, such as interest rate floors and ceilings, that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table. In addition, the optionality for callable securities is not factored in the foregoing table. Including optionality would reflect greater asset sensitivity than indicated.

At December 31, 2004
Maturing or Repricing in
(dollars in thousands)

		Three Months or less	Four Months to 12 Months	1 to 5 Years	Over 5 Years	Total
Interest-earning assets:						
Investment securities	$	4,515	-	5,151	36,265	45,931
Federal funds sold		9,162	-	-	-	9,162
Loans		103,367	44,450	37,023	125	184,965
Total interest-bearing assets		117,044	44,450	42,174	36,390	240,058
Interest-bearing liabilities:						
Deposits:						
Savings and demand	$	116,555	-	-	-	116,555
Time deposits		4,990	26,247	54,622	124	85,983
Repurchase agreements		-	1,189	-	-	1,189
Total interest-bearing liabilities	$	121,545	27,436	54,622	124	203,727
Interest sensitive difference per period	$	(4,501)	17,014	(12,448)	36,266	36,331
Cumulative interest sensitivity difference	$	(4,501)	12,513	65	36,331	
Cumulative difference to total earning assets		(1.9%)	5.2%	0.0%	15.1%	

Note: For purposes of this analysis, nonaccrual loans, overdrafts and unearned interest are not included in Loans.

At December 31, 2004 the difference between the Company's liabilities and assets repricing or maturing within one year was $12,513,000. Due to an excess of assets repricing or maturing within one year, a rise in interest rates would generally cause the Company's net interest income to increase.

The Bank also measures its short-term exposure to interest rate risk by simulating the impact to net interest income under several rate change levels. Interest-earning assets and interest-bearing liabilities are rate shocked to stress test the impact to the Bank's net interest income and margin. The rate shock levels span four 50 basis point increments up and down from current interest rates. This information is used to monitor interest rate exposure risk relative to anticipated interest rate trends. Asset/liability management strategies are developed based on this analysis in an effort to limit the Bank's exposure to interest rate risk.

The Bank tracks its interest rate sensitivity on a quarterly basis using a model, which applies betas to various types of interest-bearing deposit accounts. The betas represent the Bank's inclination to reprice deposit rates based on historical data provided from a call report driven database. The betas are used because it is not likely that deposit rates would change the full amount of an interest rate increase or decrease.

At December 31, 2004, the difference between the Bank's assets and liabilities repricing or maturing within one year, after applying the betas, was $75,834,000, indicating that the Bank was asset sensitive. Rate shock data show that the Bank's net interest income would increase $268,000 on an annual basis if rates increased 100 basis points, and would decrease $280,000 on an annual basis if rates fell 100 basis points.

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Oconee Financial Corporation:

We have audited the accompanying consolidated balance sheets of Oconee Financial Corporation and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oconee Financial Corporation and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Porter Keadle Moore, LLP

Atlanta, Georgia
March 4, 2005

Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

	2004	2003
ASSETS		
Cash and due from banks, including reserve requirements of $4,264,000 and $3,766,000	$ 6,591,366	9,206,802
Federal funds sold	9,162,000	8,788,000
Cash and cash equivalents	15,753,366	17,994,802
Investment securities available for sale	46,731,564	53,474,899
Other investments	604,329	765,429
Mortgage loans held for sale	1,127,700	3,162,971
Loans, net	183,534,161	168,481,594
Premises and equipment, net	6,012,802	4,521,644
Accrued interest receivable and other assets	3,100,592	3,555,051
	$ 256,864,514	251,956,390
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 29,215,401	27,575,073
Interest-bearing demand	61,774,758	61,214,763
Savings	54,780,285	50,697,737
Time	85,982,659	89,132,999
Total deposits	231,753,103	228,620,572
Securities sold under repurchase agreements	1,188,796	898,468
Accrued interest payable and other liabilities	1,587,534	1,683,688
Total liabilities	234,529,433	231,202,728
Stockholders' equity:		
Common stock, par value $2, authorized 1,500,000 shares, issued and outstanding 899,885 shares	1,799,770	1,799,770
Additional paid-in capital	4,246,832	4,246,832
Retained earnings	15,792,228	14,161,577
Accumulated other comprehensive income	496,251	545,483
Total stockholders' equity	22,335,081	20,753,662
	$ 256,864,514	251,956,390

See accompanying notes to consolidated financial statements.

	2004	2003	2002
Interest income:			
Interest and fees on loans	$ 11,509,253	12,472,490	13,050,387
Interest on federal funds sold	100,011	169,988	104,368
Interest and dividends on securities:			
U. S. Treasuries and government agencies	1,165,597	972,110	991,561
State, county and municipal	801,396	786,847	713,056
Other	109,441	68,662	64,218
Total interest income	13,685,698	14,470,097	14,923,590
Interest expense:			
Interest-bearing demand deposits	615,260	768,243	887,176
Savings deposits	911,977	831,956	609,431
Time deposits	2,132,542	3,267,922	3,885,384
Federal Home Loan Bank advances	-	552,778	854,931
Other	23,328	15,920	21,898
Total interest expense	3,683,107	5,436,819	6,258,820
Net interest income	10,002,591	9,033,278	8,664,770
Provision for loan losses	394,200	645,000	555,000
Net interest income after provision for loan losses	9,608,391	8,388,278	8,109,770
Other income:			
Service charges	1,036,863	1,069,199	1,013,876
Gain on sale of securities	46,798	-	4,357
Mortgage banking income	438,030	1,487,720	1,118,722
Miscellaneous	695,530	446,245	367,224
Total other income	2,217,221	3,003,164	2,504,179
Other expenses:			
Salaries and employee benefits	4,840,367	4,741,913	4,300,182
Occupancy	1,279,339	1,022,610	901,460
Other operating	2,160,937	1,882,481	1,647,546
Total other expenses	8,280,643	7,647,004	6,849,188
Earnings before income taxes	3,544,969	3,744,438	3,764,761
Income tax expense	1,014,433	1,066,343	1,152,830
Net earnings	$ 2,530,536	2,678,095	2,611,931
Net earnings per share	$ 2.81	2.98	2.90

See accompanying notes to consolidated financial statements.

		2004	2003	2002
Net earnings	$	2,530,536	2,678,095	2,611,931
Other comprehensive (loss) income, net of income taxes:				
Unrealized gains on securities available for sale:				
Holding gains (losses) arising during period, net of tax benefit (expense) of $12,359, $22,975 and ($312,197)		(20,199)	(37,552)	510,240
Reclassification adjustment for gains included in net earnings, net of tax of ($17,765), $0 and ($1,654)		(29,033)	-	(2,703)
Total other comprehensive (loss) income		(49,232)	(37,552)	507,537
Comprehensive income	$	2,481,304	2,640,543	3,119,468

See accompanying notes to consolidated financial statements.

		Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2001	$	1,799,770	4,246,832	10,671,321	75,498	16,793,421
Cash dividends declared ($1.00 per share)		-	-	(899,885)	-	(899,885)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax		-	-	-	507,537	507,537
Net earnings		-	-	2,611,931	-	2,611,931
Balance, December 31, 2002		1,799,770	4,246,832	12,383,367	583,035	19,013,004
Cash dividends declared ($1.00 per share)		-	-	(899,885)	-	(899,885)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax		-	-	-	(37,552)	(37,552)
Net earnings		-	-	2,678,095	-	2,678,095
Balance, December 31, 2003		1,799,770	4,246,832	14,161,577	545,483	20,753,662
Cash dividends declared ($1.00 per share)		-	-	(899,885)	-	(899,885)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax		-	-	-	(49,232)	(49,232)
Net earnings		-	-	2,530,536	-	2,530,536
Balance, December 31, 2004	$	1,799,770	4,246,832	15,792,228	496,251	22,335,081

See accompanying notes to consolidated financial statements.

	2004	2003	2002
Cash flows from operating activities:			
Net earnings	$ 2,530,536	2,678,095	2,611,931
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:			
Depreciation, amortization and accretion	839,060	519,707	459,745
Provision for loan losses	394,200	645,000	555,000
Provision for deferred taxes	264,600	(209,652)	(31,832)
Gain on sale of investment securities	(46,798)	-	(4,357)
Gain on sale of fixed assets	(196,621)	-	-
Loss on sale of other real estate	1,291	85,855	-
Change in:			
Accrued interest receivable and other assets	(740,569)	76,806	(91,709)
Accrued interest payable and other liabilities	(96,154)	(183,912)	167,023
Mortgage loans held for sale	2,035,271	3,679,486	60,309
Net cash provided (used) by operating activities	4,984,816	7,291,385	3,726,110
Cash flows from investing activities:			
Purchase of investment securities available for sale	(11,682,416)	(54,834,174)	(13,340,887)
Proceeds from calls and maturities of investment securities available for sale	15,358,053	40,176,520	10,416,083
Proceeds from sales of investment securities available for sale	2,846,870	-	995,331
Proceeds from sales of other investments	161,100	-	-
Investment in unconsolidated subsidiary	-	-	(325,000)
Proceeds from liquidation of investment in unconsolidated subsidiary	-	325,000	-
Net change in loans	(15,446,767)	7,141,514	(28,763,015)
Purchases of premises and equipment	(2,419,351)	(1,565,629)	(1,613,887)
Proceeds from sales of fixed assets	392,532	-	-
Proceeds from sales of other real estate	1,040,753	381,372	-
Net cash used by investing activities	(9,749,226)	(8,375,397)	(32,631,375)
Cash flows from financing activities:			
Net change in deposits	3,132,531	17,257,228	31,635,092
Net change in securities sold under repurchase agreements	290,328	156,072	97,380
Repayment of Federal Home Loan Bank advances	-	(13,300,000)	-
Dividends paid	(899,885)	(899,885)	(899,885)
Net cash provided by financing activities	2,522,974	3,213,415	30,832,587
Net increase (decrease) in cash and cash equivalents	(2,241,436)	2,129,403	1,927,322
Cash and cash equivalents at beginning of year	17,994,802	15,865,399	13,938,077
Cash and cash equivalents at end of year	$ 15,753,366	17,994,802	15,865,399

		2004	2003	2002
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	$	3,702,218	5,609,479	6,371,957
Income taxes	$	894,000	1,213,446	901,000
Noncash investing and financing activities:				
Change in net unrealized gain on investment securities available for sale, net of tax	$	(49,232)	(37,552)	507,537
Transfer of loans to other real estate	$	781,608	1,232,564	229,610
Financed portion of other real estate sold	$	-	46,965	-

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Organization

Oconee Financial Corporation ("OFC") received regulatory approval to operate as a bank holding company on October 13, 1998, and began operations effective January 1, 1999. OFC is primarily regulated by the Federal Reserve Bank, and serves as the one-bank holding company for Oconee State Bank.

Oconee State Bank (the "Bank") commenced business in 1960 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank provides a full range of commercial and consumer banking services primarily in Oconee and Clarke counties in Georgia.

Principles of Consolidation

The consolidated financial statements include the financial statements of Oconee Financial Corporation and its wholly owned subsidiary, Oconee State Bank (collectively called the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses and valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

Investment Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for sale in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2004 and 2003, the Company had classified all of its investment securities as available for sale.

Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments

Other investments include Federal Home Loan Bank stock and other equity securities. No ready market exists for these securities and there is no quoted fair value. These investment securities are carried at cost.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. At December 31, 2004 and 2003, the cost of mortgage loans held for sale approximates the market value.

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan fees, net of certain origination costs, have been deferred and are being amortized over the lives of the respective loans.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings and interest is recognized on a cash basis when such loans are placed on non-accrual status.

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in seven different categories. Grades four through seven are assigned allocations of loss based on standard regulatory loss percentages. All other loans are assigned loss allocations based on historical credit loss percentages. The combination of these results are compared quarterly to the recorded allowance for loan losses. Management uses an external loan review program to challenge and corroborate the internal grading system and provide additional analysis in determining the adequacy of the allowance and the future provisions for estimated loan losses.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are generally as follows:

Buildings and improvements	5 - 40 years
Furniture and equipment	3 - 10 years

Other Real Estate

Properties acquired through foreclosure are carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Accounting literature defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to income through the allowance for losses on other real estate in the period in which the need arises.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are treated as financing activities, and are carried at the amounts at which the securities will be repurchased as specified in the respective agreements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Mortgage Banking Income

Mortgage banking income represents net gains from the sale of mortgage loans and fees received from borrowers and loan investors related to the Bank's origination of single-family residential mortgage loans.

Net Earnings Per Share

Earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The Company had no potential common share equivalents outstanding during 2004, 2003 and 2002. For each of those years, net earnings per share is calculated using the weighted average shares outstanding during the period of 899,885.

Reclassification

Reclassifications of certain amounts in the 2003 and 2002 financial statements have been made to conform with the financial statement presentation for 2004.

Recent Accounting Pronouncements

In March 2004, The Emerging Issues Task Force ("EITF") issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. The disclosure guidance was fully effective for other-than-temporary impairment evaluations made in reporting periods ending after July 15, 2004, whereas the recognition and measurement guidance has been deferred. The disclosures required by EITF 03-1 are included in note 2 to the consolidated financial statements. The Bank did not recognize an impairment loss on any investment in 2004 or 2003.

(2) Investment Securities

Investment securities available for sale at December 31, 2004 and 2003 are as follows:

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$ 17,553,407	170,272	53,371	17,670,308
State, county and municipal	16,212,474	698,043	9,171	16,901,346
Mortgage-backed securities	10,665,795	49,321	52,706	10,662,410
Other debt securities	1,500,000	-	2,500	1,497,500
Total	$ 45,931,676	917,636	117,748	46,731,564

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$ 19,206,658	190,864	96,593	19,300,929
State, county and municipal	17,461,717	759,079	55,002	18,165,794
Mortgage-backed securities	14,427,279	156,611	75,714	14,508,176
Other debt securities	1,500,000	-	-	1,500,000
Total	$ 52,595,654	1,106,554	227,309	53,474,899

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004 and 2003 are summarized as follows:

	December 31, 2004		December 31, 2003	
	Less Than 12 Months		Less Than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 8,455,689	53,371	4,896,094	96,593
State, county and municipal	1,710,998	9,171	3,685,125	55,002
Mortgage-backed securities	6,053,266	52,706	11,114,236	75,714
Other debt securities	997,500	2,500	-	-
	$ 17,217,453	117,748	19,695,455	227,309

There were no securities in the portfolio as of December 31, 2004 and 2003 that were in a continuous unrealized loss position greater than twelve months. The unrealized losses on these debt securities as of December 31, 2004 arose due to changing interest rates and are considered to be temporary. Included in the table above were 5 out of 46 securities issued by state and political subdivisions that contained unrealized losses, 10 out of 19 securities issued by U.S. government agencies and government sponsored corporations, including mortgage-backed securities, that contained unrealized losses and 1 out of 2 other debt securities that contained unrealized losses. These unrealized losses are considered temporary because the repayment sources of principal and interest are government backed or are securities of investment grade issuers.

The amortized cost and fair value of investment securities available for sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due within one year	$ 4,015,445	4,010,220
Due from one to five years	5,150,705	5,233,259
Due from five to ten years	9,816,658	10,059,562
Due after ten years	16,283,073	16,766,113
Mortgage-backed securities	10,665,795	10,662,410
	$ 45,931,676	46,731,564

Proceeds from sales of securities available for sale during 2004 were $2,846,870. Net gains of $46,798 were realized on 2004 sales. Proceeds from sales of securities available for sale during 2002 were $995,331. Gross gains of $4,357 were realized on 2002 sales. There were no sales of securities during 2003.

Securities with a carrying value of approximately $36,542,000 and $39,939,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes as required by law.

(3) Loans

Major classifications of loans at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Commercial, financial and agricultural	$ 21,625,371	21,208,190
Real estate - mortgage	98,929,804	94,266,400
Real estate - construction	55,157,066	43,831,025
Consumer	10,353,250	11,845,183
Total loans	186,065,491	171,150,798
Less allowance for loan losses	2,531,330	2,669,204
Total net loans	$ 183,534,161	168,481,594

The Bank grants loans and extensions of credit primarily to individuals and a variety of firms and corporations located in certain Georgia counties including Oconee and Clarke. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

At December 31, 2004 and 2003, the recorded investment in loans that were considered to be impaired and on nonaccrual was approximately $1,079,000 and $4,692,000, respectively, of which approximately $1,079,000 at December 31, 2004 and $1,503,000 at December 31, 2003 were on nonaccrual. In addition, the Company had approximately $5,064,000 and $583,000 in loans past due more than ninety days and still accruing interest at December 31, 2004 and 2003, respectively. These accounts are deemed to be well collateralized and in the process of collection. The related allowance for loan losses on impaired loans was approximately $162,000 and $703,000 at December 31, 2004 and 2003, respectively. The average recorded investment in impaired loans for the twelve months ended December 31, 2004 and 2003 was approximately $5,653,000 and $4,709,000, respectively. For the years ended December 31, 2004, 2003 and 2002, the Company recognized approximately $257,000, $255,000 and $98,000, respectively, of interest income on impaired loans.

Changes in the allowance for loan losses were as follows:

	2004	2003	2002
Balance at beginning of year	$ 2,669,204	2,098,691	1,812,041
Provision for loan losses	394,200	645,000	555,000
Amounts charged off	(726,021)	(120,901)	(300,048)
Recoveries on amounts previously charged off	193,947	46,414	31,698
Balance at end of year	$ 2,531,330	2,669,204	2,098,691

(4) Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

	2004	2003
Land	$ 1,083,436	1,209,929
Buildings and improvements	4,436,164	2,468,101
Furniture and equipment	4,586,894	3,458,997
Construction in process	-	922,364
	10,106,494	8,059,391
Less accumulated depreciation	4,093,692	3,537,747
	$ 6,012,802	4,521,644

Depreciation expense was $650,790, $498,167 and $412,841 for the years ended December 31, 2004, 2003 and 2002, respectively.

(5) Deposits

The aggregate amounts of certificates of deposit, each with a minimum denomination of $100,000, were approximately $22,028,000 and $19,104,000 at December 31, 2004 and 2003, respectively.

At December 31, 2004, the scheduled maturities of certificates of deposits are as follows:

2005	$ 34,164,927
2006	28,137,461
2007	20,287,037
2008	1,040,773
2009	2,228,237
Thereafter	124,224
	$ 85,982,659

At December 31, 2004, the Bank had one customer with deposits of approximately $12,902,000 and another customer with deposits of approximately $12,446,000 included in interest-bearing demand deposits.

(6) Income Taxes

The components of income tax expense in the statements of earnings are as follows:

		2004	2003	2002
Current	$	749,833	1,275,995	1,184,662
Deferred		264,600	(209,652)	(31,832)
Total income tax expense	$	1,014,433	1,066,343	1,152,830

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

		2004	2003	2002
Pretax income at statutory rates	$	1,205,290	1,273,109	1,280,019
Add (deduct):				
Tax exempt interest income		(269,092)	(247,883)	(232,608)
Non-deductible interest expense		17,714	23,685	28,093
State taxes, net of federal effect		61,775	34,485	84,791
Other		(1,254)	(17,053)	(7,465)
	$	1,014,433	1,066,343	1,152,830

The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is a component of other assets at December 31, 2004 and 2003.

		2004	2003
Deferred income tax assets:			
Allowance for loan losses	$	859,954	927,029
Other real estate		64,507	51,904
Total gross deferred income tax assets		924,461	978,933
Deferred income tax liabilities:			
Premises and equipment		(361,187)	(151,059)
Unrealized gains on investment securities available for sale		(303,638)	(333,761)
Total gross deferred income tax liabilities		(664,825)	(484,820)
Net deferred income tax asset	$	259,636	494,113

(7) Federal Home Loan Bank Advances

The Bank has an agreement with the Federal Home Loan Bank ("FHLB") whereby the FHLB agreed to provide the Bank credit facilities. Any amounts advanced by the FHLB are secured under a blanket floating lien on all of the Bank's 1-4 family first mortgage loans. The Bank may draw advances up to 75% of the outstanding balance of these loans based on the agreement with the FHLB. The Bank had one advance outstanding in the amount of $13,300,000, which matured and was repaid in August 2003. There were no advances outstanding at December 31, 2003 and 2004.

(8) Related Party Transactions

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans for 2004:

Beginning balance	$	4,488,000
New loans		4,176,000
Repayments		(3,145,000)
Ending balance	$	5,519,000

Deposits from related parties totaled approximately $12,188,000 and $13,693,000 as of December 31, 2004 and 2003, respectively.

(9) Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Company does require collateral or other security to support financial instruments with credit risk.

	Contractual Amount	
	2004	2003
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 33,388,000	35,732,000
Standby letters of credit	$ 1,207,000	861,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses in the Company's delineated trade area. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate, equipment, automobiles and customer deposits as collateral supporting those commitments for which collateral is deemed necessary.

The Company sells participations in certain types of loans in order to comply with legal lending limits. At December 31, 2004, the Company had participations sold outstanding of approximately $2,632,000. Of the total participations sold, approximately $1,060,000 has been sold under agreements that provide for the participating institutions to receive 100% of their investment prior to the Company receiving any principal payments, regardless of repayment, default, foreclosure or liquidation.

The Company has $7,000,000 available for the purchase of overnight federal funds from two correspondent financial institutions as of December 31, 2004 and 2003.

(10) Profit Sharing Plan

The Company has a contributory profit sharing plan which is available to substantially all employees subject to certain age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The total contributions by the Company for 2004, 2003 and 2002 were approximately $256,000, $299,000 and $264,000, respectively.

(11) Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (all as defined). Management believes, as of December 31, 2004, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The capital ratios for the Company are essentially the same as those of the Bank. Therefore, only the Bank's capital ratios are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2004:						
Total Capital						
(to Risk-Weighted Assets)	$ 24,256	12.0%	$ 16,123	8.0%	$ 20,154	10.0%
Tier I Capital						
(to Risk-Weighted Assets)	$ 21,781	10.8%	$ 8,062	4.0%	$ 12,092	6.0%
Tier I Capital						
(to Average Assets)	$ 21,781	8.5%	$ 10,268	4.0%	$ 12,836	5.0%
As of December 31, 2003:						
Total Capital						
(to Risk-Weighted Assets)	$ 22,347	12.6%	$ 14,232	8.0%	$ 17,790	10.0%
Tier I Capital						
(to Risk-Weighted Assets)	$ 20,119	11.3%	$ 7,116	4.0%	$ 10,674	6.0%
Tier I Capital						
(to Average Assets)	$ 20,119	8.0%	$ 10,085	4.0%	$ 12,607	5.0%

(12) Stockholders' Equity

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other working capital needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year's net earnings, and the ratio of equity capital to total assets. Approximately $1,281,000 is available for payment of dividends from the Bank to the Company in 2005.

(13) Fair Value of Financial Instruments

The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

<u>Cash and Cash Equivalents</u>
For cash, due from banks, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

<u>Investment Securities Available for Sale</u>
Fair values for investment securities are based on quoted market prices.

<u>Other Investments</u>
The carrying amount of other investments approximates fair value.

<u>Loans and Mortgage Loans Held for Sale</u>
The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Mortgage loans held for sale are valued based on the current price at which these loans could be sold into the secondary market.

<u>Deposits and Securities Sold Under Repurchase Agreements</u>
The fair value of demand deposits, interest-bearing demand deposits, savings, and securities sold under repurchase agreements is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

<u>Commitments to Extend Credit and Standby Letters of Credit</u>
Commitments to extend credit and standby letters of credit are generally short-term and carry variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows (in thousands):

	2004		2003	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Assets:				
Cash and cash equivalents	$ 15,753	15,753	17,995	17,995
Investment securities	$ 46,732	46,732	53,475	53,475
Other investments	$ 604	604	765	765
Mortgage loans held for sale	$ 1,128	1,128	3,163	3,163
Loans, net	$ 183,534	183,515	168,482	168,841
Liabilities:				
Deposits and securities sold under repurchase agreement	$ 232,942	232,515	229,519	230,504

(14) Other Operating Expenses

Components of other operating expenses which are greater than 1% of interest income and other income are as follows:

	2004	2003	2002
Professional fees	$ 337,210	337,226	293,435
Marketing expenses	$ 228,866	182,116	187,622
ATM process and settlement charges	$ 239,301	122,544	75,657

(15) Oconee Financial Corporation (Parent Company Only) Financial Information

BALANCE SHEETS
December 31, 2004 and 2003

		2004	2003
Assets			
Cash	$	955,329	990,363
Investment in subsidiary		22,277,247	20,664,227
Other assets		2,390	-
	$	23,234,966	21,654,590
Liabilities and Stockholders' Equity			
Other liabilities	$	899,885	900,928
Stockholders' equity		22,335,081	20,753,662
	$	23,234,966	21,654,590

STATEMENTS OF EARNINGS
For the Years Ended December 31, 2004, 2003 and 2002

		2004	2003	2002
Dividends from subsidiary	$	899,885	899,885	899,885
Other expenses		50,936	47,689	49,606
Earnings before income taxes and equity in undistributed earnings of subsidiary		848,949	852,196	850,279
Income tax benefit		19,335	18,104	18,830
Earnings before equity in undistributed earnings of subsidiary		868,284	870,300	869,109
Equity in undistributed earnings of subsidiary		1,662,252	1,807,795	1,742,822
Net earnings	$	2,530,536	2,678,095	2,611,931

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net earnings	$ 2,530,536	2,678,095	2,611,931
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(1,662,252)	(1,807,795)	(1,742,822)
Change in:			
Other assets	(2,390)	2,513	2,516
Other liabilities	(1,043)	2,379	(6,845)
Net cash provided by operating activities	864,851	875,192	864,780
Cash flows from financing activities, consisting of dividends paid	(899,885)	(899,885)	(899,885)
Change in cash	(35,034)(24,693)	(35,105)	
Cash at beginning of year	990,363	1,015,056	1,050,161
Cash at end of year	$ 955,329	990,363	1,015,056



Douglas D. Dickens, Chairman
President
Dickens Farms, Inc.



John A. Hale, Vice Chairman
Retired
Hale's Dairy



Jimmy L. Christopher
Self-employed
Certified Public Accountant



B. Amrey Harden
President
Chief Executive Officer
Oconee State Bank



Henry C. Maxey
President
Maxey Brothers, Inc.



Carl R. Nichols
President
Nichols Land & Investment Company



Ann B. Powers
Retired
Educator



Jerry K. Wages
Senior Executive Vice President
Chief Financial Officer
Oconee State Bank



Virginia S. Wells
President
Chief Executive Officer
Wells & Company Realtors, Inc.



Tom F. Wilson
Executive Vice President
Chief Loan Officer
Oconee State Bank

Not Pictured: G. Robert Bishop

SENIOR MANAGEMENT TEAM



B. Amrey Harden
President
Chief Executive Officer



Bobbie D. Hansford
Vice President
Retail Banking



Jerry K. Wages
Senior Executive Vice President
Chief Financial Officer



Marisa M. Reynolds
Vice President
Information Technology Operations



Tom F. Wilson
Executive Vice President
Chief Loan Officer



Donald L. Jesweak
Senior Vice President
Commercial Loan Officer



Joseph E. Crosland
Vice President
Commercial Loan Officer



William T. Harrell
Vice President
Mortgage Loan Officer



Robert A. Matthews
Vice President
Commercial Loan Officer



W. Larry Mauldin
Vice President
Compliance Officer



Steven A. Rogers
Vice President
Controller



Timothy A. Watson
Vice President
Commercial Loan Officer



R. Alan Brown
Assistant Vice President
Loan Officer



Cristi J. Donahue
Assistant Vice President
Branch Administration
Officer



L. Wayne Faglier
Assistant Vice President
Loan Officer



Sara S. Story
Assistant Vice President
Mortgage Loan Officer



John J. Webb
Assistant Vice President
Investment Sales



Margaret E. Whieldon
Assistant Vice President
Marketing Officer



Kristi O. Greer
Training Officer



T. Hal Jackson
Loan Officer



Kerrie N. Loomis
Banking Officer
Branch Manager, Wal-Mart



Kerry E. McKinnon
Banking Officer
Loan Collections Manager



Dawn G. Perry
Information Technology
Officer



Kellie W. Prince
Operations Officer



Sandi R. Riddling
Banking Officer
Loan Operations



M. Faye Seagraves
Human Resources Officer



Michelle H. Watts
Banking Officer
Branch Manager, Main



Jenny S. Wofford
Banking Officer
Branch Manager, Bogart

Oconee Financial Corporation

35 North Main Street • Post Office Box 205 • Watkinsville, Georgia 30677
Telephone: (706) 769-6611 • Facsimile: (706) 583-3878 • Internet: www.oconeestatebank.com

Annual Meeting

Monday, May 2, 2005 • 7:30 P.M. • Oconee County Civic Center
2661 Hog Mountain Road • Watkinsville, Georgia 30677

Transfer Agent

Oconee State Bank • 35 North Main Street • Post Office Box 205 • Watkinsville, Georgia 30677
Telephone: (706) 769-6611 • Facsimile: (706) 583-3878

Investor Relations

Jerry K. Wages • Senior Executive Vice President & Chief Financial Officer • Oconee Financial Corporation
Post Office Box 205 • Watkinsville, Georgia 30677
Telephone: (706) 769-6611

Independent Accountants

Porter Keadle Moore, LLP • Certified Public Accountants
235 Peachtree Street, NE • Suite 1800 • Atlanta, Georgia 30303

Form 10-KSB

A copy of the Corporation's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available to each shareholder without charge upon written request to:

Jerry K. Wages
Senior Executive Vice President & Chief Financial Officer • Oconee Financial Corporation
Post Office Box 205 • Watkinsville, Georgia 30677

OCONEE FINANCIAL CORPORATION
Post Office Box 205
Watkinsville, Georgia 30677
(706) 769-6611

www.oconeestatebank.com